EXHIBIT 99.1

Centerra Gold Files Form 40-F Annual Report on EDGAR

TORONTO, March 21, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announces that it has filed with the U.S. Securities and Exchange Commission its 2021 annual report on Form 40-F consisting of its 2021 annual information form (“AIF”), annual audited financial statements, and management’s discussion and analysis. These filings are available through EDGAR at www.sec.gov.

The Company’s 2021 AIF, annual audited financial statements and management’s discussion and analysis have also been filed with the appropriate Canadian regulatory bodies. These filings are available through SEDAR at www.sedar.com.

Canadian and U.S. regulatory filings are also available on the Company’s website at www.centerragold.com. Hard copies of the annual audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/8830e505-8218-4b9d-80af-8f48c3beaa3c